SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2026

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

SUMMARY
1. KEY INDICATORS	5
2. EXECUTIVE SUMMARY	6
3. PERFORMANCE BY SEGMENT	7
3.1 BRAZIL/SOUTH AMERICA	7
3.2 UNITED STATES & EUROPE	11
3.3 MEXICO	13
4. CONSOLIDATED FINANCIAL OVERVIEW	15
4.1 CONSOLIDATED REVENUE	15
4.2 COST OF GOODS SOLD (COGS)	16
4.3 OTHER REVENUE (EXPENSES), NET	16
4.4 RECURRING EBITDA	17
4.5 CONSOLIDATED FINANCIAL RESULT	18
4.6 NET INCOME (LOSS)	20
4.7 INVESTMENTS	20
4.8 CASH GENERATION	22
4.9 DEBT MATURITY PROFILE AND RATING	24
5. CAPITAL MARKETS	28
6. LIST OF ANNEXES	30

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FORWARD-LOOKING STATEMENTS

This Earnings Release may contain forward-looking statements. These statements are not historical facts and are based on the current view and estimates of the Company's management regarding future economic and other circumstances, industry conditions, financial performance and results, including any potential or projected impact regarding the geological event in Alagoas and related legal procedures on the Company's business, financial condition and operating results. The words “project,” “believe,” “estimate,” “expect,” “plan,” “aim” and other similar expressions, when referring to the Company, are used to identify forward-looking statements.

Statements related to the possible outcome of legal and administrative proceedings, implementation of operational and financing strategies and investment plans, guidance on future operations, the objective of expanding its efforts to achieve the sustainable macro goals disclosed by the Company, as well as factors or trends that affect the financial condition, liquidity or operating results of the Company are examples of forward looking statements. Such statements reflect the current views of the Company's management and are subject to various risks and uncertainties, many of which are beyond the Company’s control. There is no guarantee that the events, trends or expected results will actually occur. The statements are based on various assumptions and factors, including, but not limited to, general economic and market conditions, industry conditions, operating factors, and availability, development and financial access to new technologies. Any change in these assumptions or factors, including the projected impact from the geological event in Alagoas and related legal proceedings and unprecedented impacts on businesses, employees, service providers, shareholders, investors and other stakeholders of the Company could cause actual results to differ significantly from current expectations. For a comprehensive description of the risks and other factors that could impact any forward-looking statements in this document, especially the factors discussed in the sections, see the reports filed with the Brazilian Securities and Exchange Commission (CVM). This Earnings Release is not an offer of securities for sale in Brazil. No securities may be offered or sold in Brazil without being registered or exempted from registration, and any public offering of securities carried out in Brazil will be made by means of a prospectus that may be obtained from Braskem and which will contain detailed information on Braskem and management, as well as its financial statements.

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BRASKEM S.A. (B3: BRKM3, BRKM5 and BRKM6; NYSE: BAK; LATIBEX: XBRK), the largest resin producer in the Americas and the global leader in biopolymers, announces its schedule for the release of results for the first quarter of 2026, as detailed below.

Conference Call

Portuguese (original audio) with simultaneous translation into English

May 14, 2026 (Thursday)

Time: 11:00 a.m. Brasilia | 10:00 a.m. US ET | 2:00 p.m. London

Zoom Link: Click Here

Investor Relations Channels

Investor Relations Website: www.braskem-ri.com.br

IR mailbox: braskem-ri@braskem.com.br

Phone number: +55 (11) 3576-9531

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Braskem records Recurring EBITDA of US$192 million in 1Q26, 76% higher than 4Q25

In the quarter, the positive impact on COGS of around US$32 million (R$169 million) related to the increase in the Special Regime for the Chemical Industry (REIQ) stands out

1.	KEY INDICATORS

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2.	EXECUTIVE SUMMARY

In the first quarter of 2026, the macroeconomic scenario was marked by moderate global growth and gradual progress in the disinflation process. In March 2026, the conflict in the Middle East significantly increased volatility in international markets, especially energy prices, partially interrupting the downward trajectory of inflation. It is worth noting that the effects of the conflict in the Middle East did not have a material impact on the Company's results in the first quarter of 2026.

In the Brazil/South America segment, Recurring EBITDA was US$241 million, higher (+69%) when compared to 4Q25, mainly explained by the positive impact on COGS of PIS/COFINS credits in the acquisition of raw materials under the REIQ and the reduction of other recurring expenses. These effects were partially offset by higher idle and scheduled maintenance shutdowns costs in the period.

In the United States and Europe, Recurring EBITDA was positive at US$21 million, an increase compared to the negative result of 4Q25 (-US$32 million) mainly due to (i) the increase in the average PP spread in the international market by 6%; and (ii) higher (+3%) in sales volume. In Mexico, the utilization rate was lower (-30 p.p.) compared to the last quarter of 2025, mainly due to (i) the reduction in the supply of ethane by PEMEX; and (ii) the lower average import of ethane in line with Braskem Idesa's liquidity’s necessity. In this scenario, Recurring EBITDA was negative US$15 million.

Braskem's consolidated Recurring EBITDA was 76% higher than in 4Q25, mainly due to the increase in EBITDA in the Brazil/South America segment and the United States and Europe. In 1Q26, Braskem posted operating cash consumption of R$3.2 billion, mainly due to the negative variation in working capital impacted by the reduction in the availability of payment agreements with financial institutions and suppliers and the replenishment of inventories, compared to the optimization of 4Q25. The recurring cash consumption was approximately R$4.6 billion, mainly explained by the semiannual interest payments on debt securities issued in the international market concentrated in the first and third quarters.

In March 2026, Complementary Law No. 228 was approved, providing for the increase, from 0.73% to 5.8%, of the benefit of the Special Regime for the Chemical Industry ("REIQ"), which corresponds to PIS and Cofins credits, on feedstock acquisition in the chemical and petrochemical industries, subject to compensation with federal taxes. The benefit will have a budget limit of R$2 billion in the year for the sector effective from March 2026 until December 31, 2026, and, as of April 2026, it will be subject to a 10% reduction, as currently provided for in the applicable legislation. For the year 2026, a sectoral ceiling of R$1.1 billion was also established for the use of incremental credit ("REIQ Investment") of 1.5%, linked to investments. Regarding the agenda for the reorganization of its capital structure, the Company and its specialized legal and financial advisors have been advancing in a structured manner in the formulation of a comprehensive plan to restructure the Company's capital structure in negotiations with creditors' advisors.

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3.	PERFORMANCE BY SEGMENT
3.1	BRAZIL/SOUTH AMERICA
3.1.1	PETROCHEMICAL SCENARIO

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3.1.2	OVERVIEW

•	Demand for resins in Brazil (PE, PP and PVC): in line with 4Q25, mainly due to higher PP demand (+6%), with emphasis on the food, beverage and hygiene sectors, combined with the inventories replenishment in the transformation chain. This effect was partially offset by the lower demand for PVC (-8%), influenced by the lower consumption of pipes and fittings.

Compared to 1Q25, the increase (+1%) is mainly explained by the higher demand for PP (+6%), due to the process of inventory formation in the transformation chain, partially offset by the lower demand for PVC (-6%), influenced by the lower consumption of the civil construction and sanitation sectors.

•	Net Revenue: In 1Q26, Net Revenue was positively impacted by approximately (i) US$13 million (R$68 million) related to presumed PIS/COFINS tax credits under the REIQ Investimentos program, 43% lower than in 4Q25; and (ii) US$14 million (R$76 million) related to additional PIS/COFINS credits from projects already approved under REIQ Investimentos, calculated in accordance with current legislation, 70% lower than in 4Q25.

Additionally, in 4Q25, approximately US$23 million (R$125 million) related to PIS/COFINS credits for 2025 related to the deduction of CIDE Fuels due to the sale of gasoline was recognized in the Net Revenue of the Brazil/South America segment.

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Excluding these effects, Net Revenue remained in line in both U.S. dollars and Brazilian reais compared to 4Q25, mainly due to: (i) an increase of 65 thousand tons (+5%) and 27 thousand tons (+5%) in sales volumes of resins and main chemicals in the Brazilian market, respectively; and (ii) an increase of 18% and 12% in average international price references for resins and main chemicals, respectively. These effects were offset by a reduction of 37 thousand tons (-17%) and 13 thousand tons (-25%) in export volumes of resins and main chemicals, respectively.

Compared to 1Q25, the decrease in U.S. dollars (-12%) and in Brazilian reais (-21%) is mainly explained by reductions in (i) 25 thousand tons (-3%) in resin sales volumes in the Brazilian market; (ii) 8 thousand tons (-4%) in resin export volumes; (iii) 25 thousand tons (-39%) in main chemicals export volumes; and (iv) 4% and 3% in average international price references for main chemicals and resins, respectively.

•	Cost of Goods Sold (COGS): In March 2026, Complementary Law No. 228 was enacted, establishing an increase in the incentive under the Special Regime for the Chemical Industry (“REIQ”) from 0.73% to 5.8%, corresponding to PIS/COFINS tax credits levied on feedstock used by the chemical and petrochemical industries, which can be offset against federal taxes. In this scenario, in 1Q26, Cost of Goods Sold (COGS) was positively impacted by PIS/COFINS credits on feedstock purchases (REIQ) in the amount of US$32 million (R$169 million), US$23 million (R$119 million) higher than in 4Q25.

Excluding these effects, COGS for the Brazil/South America segment decreased in U.S. dollars (-4%) and in Brazilian reais (-7%) compared to 4Q25, mainly due to reduction of (i) 37 thousand tons (-17%) and 13 thousand tons (-25%) in export volumes of resins and main chemicals, respectively; (ii) 13% in the international price reference for ethane; and (iii) approximately US$7 million (R$39 million) related to improvements in the accounting of expenses and costs, as detailed in the SG&A section. This decrease was partially offset by an increase of US$30 million (R$152 million) in idle and scheduled maintenance shutdown costs during the quarter.

Compared to 1Q25, the reduction in Brazilian reais (-14%) and in U.S. dollars (-22%) is mainly explained by decreases in (i) 25 thousand tons (-3%) in resin sales volumes in the Brazilian market; (ii) 8 thousand tons (-4%) in resin export volumes; (iii) 25 thousand tons (-39%) in main chemicals export volumes; and (iv) 14% and 26% in international price references for ethane and propane, respectively. This reduction was partially offset by an increase of US$49 million (R$246 million) in idle and scheduled maintenance shutdown costs compared to 1Q25.

Additionally, the impact from Reintegra tax credits totaled approximately US$0.3 million (R$1.6 million) in 1Q26.

•	SG&A expenses: Since the beginning of 1Q26, the Company has (i) classified depreciation related to administrative projects, previously recorded under COGS, under SG&A, with an impact of approximately US$7 million (R$39 million); and (ii) allocated part of the commercial expenses that were recorded in the United States and Europe segment to Brazil, in order to better reflect the commercial efforts of each region, with an impact of approximately US$ 7 million (R$ 36 million).

Compared to 1Q25, the decrease in Brazilian reais (-3%) is mainly driven by cost reduction initiatives aligned with the Company’s transformation and resilience program. The increase in U.S. dollars (+8%) is explained by a 10% appreciation of the average Brazilian real against the average U.S. dollar during the period.

•	Other Revenue (Expenses), Net: totaled expenses of US$18 million (R$93 million) mainly due to the increase in the provision related to the geological event in Alagoas and the update of the calculation of the adjustment to present value (AVP), totaling approximately US$18 million (R$93 million).

Of the total amount recorded in other revenues and expenses, the negative amount of approximately US$0.7 million (R$3 million) impacted the segment's Recurring EBITDA in 4Q25.

•	Recurring EBITDA: US$241 million (R$1.3 billion), higher in dollars (+69%) and in reais (+64%) when compared to 4Q25. Compared to 1Q25, it was higher in dollars (+21%) and in reais (+8%).

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3.1.3	RENEWABLES

•	Net Sales Revenue of Green PE and ETBE: lower than in 4Q25 (-29%) and 1Q25 (-22%) mainly due to the lower volume of sales due to the destocking process in the transformation chain, in addition to the unfavorable macroeconomic conditions in the period.

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3.2	UNITED STATES & EUROPE
3.2.1	PETROCHEMICAL SCENARIO

3.2.2	OVERVIEW

•	PP Demand: compared to 4Q25, PP demand was higher in North America (+5%) and Europe (+8%), mainly due to the higher demand following the seasonal decline in 4Q25.

Compared to 1Q25, PP demand in North America was higher (+3%) and in Europe (+2%), mainly explained by the anticipation of purchases in the transformation chain given the uncertainty of the geopolitical scenario.

•	Net Revenue: higher in dollars (+12%) and in reais (+10%) when compared to 4Q25, mainly due to the increase of (i) 17 thousand tons, or 3%, in PP sales volume; (ii) 12% in the international reference of average PP price in the United States and Europe.

Compared to 1Q25, the reduction in dollars (-8%) and reais (-17%) is mainly explained by the reduction of 15% and 3% in international PP price references in the United States and Europe, respectively.

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•	Cost of Goods Sold (COGS): higher in dollars (+2%) compared to 4Q25 mainly due to the increase of (i) 17 thousand tons, or 3%, in PP sales volume; (ii) 25% in the international benchmark for propylene price in the United States, respectively. The change in reais (-1%) is mainly explained by the appreciation of the average real against the average dollar of 3% in the period.

Compared to 1Q25, the reduction in U.S. dollars (-10%) and reais (-19%) is mainly explained by the 15% and 3% reduction in international propylene price references in the United States and Europe, respectively.

•	SG&A expenses: From 1Q26 onwards, part of the commercial expenses that were previously recorded in the United States and Europe segment were allocated to Brazil to better reflect the commercial efforts of each region, with an impact of approximately US$ 7 million (R$ 36 million).

Excluding this effect, the decrease in U.S. dollars (-8%) and in reais (-11%) compared to 4Q25 is mainly explained by lower spending on personnel and third-party services.

Additionally, since 2Q25, due to changes in the organizational structure, the Company has reclassified part of the expenses that were previously recorded under “Corporate Unit” to the reportable business segments.

Excluding the effects above, Selling, General and Administrative Expenses remained in line with 1Q25.

•	Other Revenue (Expenses), Net: net revenue of US$6 million (R$30 million), referring to revenues related to vessel sublease services to third parties.
•	Recurring EBITDA: US$21 million (R$112 million), higher than in 4Q25 and 1Q25.

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3.3	MEXICO
3.3.1	PETROCHEMICAL SCENARIO

3.3.2	OVERVIEW

MEXICO	Unit	1Q26 (A)	4Q25 (B)	1Q25 (C)	Chg. (A)/(B)	Chg. (A)/(C)
Operating Indicators						
Utilization Rate	%	55%	85%	79%	-30 p.p.	-24 p.p.
Mexico PE Demand	kt	664	662	626	0%	6%
PE Sales Volume	kt	140	221	186	-37%	-25%
Financial Overview (in US$ million)						
Net Revenue		**143**	**209**	**207**	**-32%**	**-31%**
COGS		(177)	(494)	(185)	-64%	-4%
Gross Profit		**(35)**	**(285)**	**22**	**-88%**	**n.a.**
Gross Margin		*-24%*	*n.a*	*11%*	*n.a*	*-35 p.p.*
SG&A		(34)	(45)	(21)	-24%	60%
Other Operating Income (Expenses)		1	30	(1)	-95%	n.a.
Basic EBITDA		(25)	(254)	37	-90%	n.a.
Non-recurring Effects		10	265	-	-96%	n.a.
Recurring EBITDA		**(15)**	**11**	**37**	**n.a.**	**n.a.**
EBITDA Margin		*-10%*	*6%*	*18%*	*-16 p.p.*	*-28 p.p.*
Financial Overview (in US$ million)						
Net Revenue		751	1,125	1,213	-33%	-38%
COGS		(933)	(2,678)	(1,080)	-65%	-14%
Gross Profit		(182)	(1,553)	132	-88%	n.a.
Gross Margin		*-24%*	*n.a*	*11%*	*n.a*	*-35 p.p.*
SG&A		(178)	(241)	(124)	-26%	44%
Other Operating Income (Expenses)		7	161	(7)	-96%	n.a.
Basic EBITDA		(133)	(1,384)	219	-90%	n.a.
Non-recurring Effects		54	1,446	-	-96%	n.a.
Recurring EBITDA		**(78)**	**62**	**219**	**n.a.**	**n.a.**
EBITDA Margin		*-10%*	*6%*	*18%*	*-16 p.p.*	*-28 p.p.*

•	PE demand in the Mexican market: Remained in line with the previous quarter. Compared to 1Q25, demand was higher (+6%), mainly driven by market expectations of an increase in PE prices in the international market.
•	Net Revenue: lower in dollars (-32%) and in reais (-33%) mainly due to the reduction of 82 thousand tons (-37%) in the volume of sales of PE. This effect was partially offset by the 21% increase in the international PE price reference.

Compared to 1Q25, the reduction in dollars (-31%) and reais (-38%) is mainly explained by the reduction of (i) 46 thousand tons, or 25%, in the volume of PE sales; and (ii) 2% at the international PE price.

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•	Cost of Goods Sold (COGS): in 4Q25, the COGS of the Mexico segment was negatively impacted by US$272 million (R$1.5 billion) related to the impairment recognition, with the identification that the values of Braskem Idesa's assets were lower than their book values.

Excluding this effect, the reduction in dollars (-20%) and reais (-23%), compared to 4Q25, is mainly explained by the reduction of (i) 82 thousand tons, or 37%, in the volume of PE sales; and (ii) 12% in the international benchmark for the price of ethane in the United States.

Compared to 1Q25, the reduction in dollars (-4%) and reais (-14%) is mainly explained by the reduction of (i) 46 thousand tons, or 25%, in the volume of PE sales; and (ii) 14% in the international reference for U.S. ethane.

•	SG&A expenses: lower in dollars (-24%) and reais (-26%) compared to 4Q25, mainly due to commercial expenses related to the ethane resale operation that occurred in 4Q25, which did not occur in 1Q26. This effect was partially offset by higher expenses of about US$10 million (R$54 million) with third-party services.

Compared to 1Q25, the increase in U.S. dollars (+60%) and reais (+44%) is mainly explained by higher expenses of around US$10 million (R$54 million) with third-party services.

•	Other revenue (Expenses), Net: net revenue of US$1 million (R$7 million) mainly due to the recognition of revenue related to the restitution of unused energy in the year 2025.
•	Recurring EBITDA: it was negative at US$15 million (R$78 million), lower than in 4Q25 and 1Q25.

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4.	CONSOLIDATED FINANCIAL OVERVIEW

4.1	CONSOLIDATED REVENUE

15

4.2	COST OF GOODS SOLD (COGS)

4.3	OTHER REVENUE (EXPENSES), NET

It totaled net expenses of R$60 million, mainly due to the increase in the provision related to the geological event in Alagoas and the update of the calculation of the present value adjustment (AVP), totaling approximately US$18 million (R$93 million).

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4.4	RECURRING EBITDA[1]

In 1Q26, the Company's Consolidated Recurring EBITDA totaled US$192 million (R$1,006 million), higher than in 4Q25 in US dollars (+76%) and in Brazilian reais (+71%), mainly due to the increase of US$310 million (R$1,651 million) in consolidated gross income, mainly explained by (a):

(i)	16% increase in average international spreads for resins in the Brazil/South America segment;
(ii)	positive impact of US$32 million (R$169 million) related to the increase in the REIQ in the acquisition of feedstock in the Brazil/South America segment;
(iii)	6% increase in the international PP spread in the United States and Europe segment; and
(iv)	increase in PP sales volume in the United States and Europe segment.

In addition, the reduction of approximately US$30 million (R$180 million) in other recurring expenses related to annual environmental provisions, fines, terminations, indemnities, and plant maintenance expenses, recorded in the Brazil/South America segment in 4Q25 positively impacted Consolidated Recurring EBITDA for the period.

These effects were partially offset:

(i)	the higher idle and scheduled maintenance shutdown costs in all reportable segments, at about US$41 million (R$211 million); and
(ii)	by the appreciation of the average real against the average dollar of 3% in the period.

[1] Braskem’s consolidated result corresponds to the sum of the results in Brazil, United States & Europe, and Mexico, minus eliminations and reclassifications of purchases and sales among the segments reported by the Company, plus Other Segments.

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4.5	CONSOLIDATED FINANCIAL RESULT

•	Financial expenses: reduction compared to 4Q25 (-10%) mainly explained (i) by the annual monetary adjustment related to miscellaneous provisions carried out in 4Q25; and (ii) by the reduction due to lower expenses with the adjustment to present value related to the estimates of disbursement over time of the geological event of Alagoas, resulting from the decrease given the lower balance of provision between the periods.

The increase compared to 1Q25 (+6%) is mainly explained (i) by higher expenses with adjustment to present value related to disbursement estimates over the time of the geological event in Alagoas; and (ii) by the increase in financial expenses due to the increase in the gross debt balance with the withdrawal of US$1.0 billion from the stand-by credit facility.

•	Financial Income: reduction compared to 4Q25 (-85%) mainly due to the monetary adjustment related to the recovery of PIS/COFINS tax credits, related to the deduction of CIDE-Fuels on the sale of gasoline of approximately US$165 million (R$890 million) in 4Q25.

Compared to 1Q25, the reduction (-34%) is mainly explained by the lower interest income from financial investments due to the lower cash position in the period.

•	Net exchange rate variations: positive variation in relation to 4Q25 mainly due to (i) appreciation of approximately 5% of the real at the end of 1Q26 against the dollar at the end of 4Q25 over the average net exposure of the Company in the amount of US$10.1 billion; and (ii) depreciation of approximately 1% of the final Mexican peso against the dollar in the same period over the average net exposure to the dollar of Braskem Idesa and its subsidiaries in the amount of US$4.3 billion.
•	Changes in hedge accounting financial instruments Regarding Braskem S.A.'s export hedge accounting, there was no performance in the quarter since the export flows designated as the object of hedging did not occur in the period. Thus, no result was recognized in the profit or loss, and the effects of the financial instruments recorded on the Other Comprehensive Income remain.

On December 31, 2025, Braskem reassessed, for accounting purposes, compliance with the "highly probable transactions" criterion, as required by IFRS 9, for the purposes of maintaining the hedge accounting program, which resulted in the prospective discontinuation of the outstanding balance of approximately US$8.4 billion, from hedge accounting on certain future revenues of the Company. In this regard, Company's net exposure went from R$2.0 billion in 4Q25 to R$10.1 billion in 1Q26.

As for Braskem Idesa's export hedge accounting, the Company realized in the quarter approximately -MXN 460.3 million resulting from an export flow of US$139.8 million designated and discontinued between 2016 and 2025. The average initial assignment fee was MXN/$16.0561 and the average completion fee was MXN/$19.3485.

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In November 2025, due to non-compliance with contractual clauses in the financing that supported the hedge relationships, Braskem Idesa discontinued about US$2.2 billion from hedge accounting. Thus, Braskem Idesa's net exposure went from R$2.1 billion in 4Q25 to R$4.3 billion in 1Q26.

•	Long-term Currency Hedge Program: Braskem's inputs and products have prices denominated or strongly influenced by international commodity prices, which are usually denominated in U.S. dollars. As of 2016, Braskem contracted derivative financial instruments to mitigate part of its cash flow exposure denominated in reais. The program's main form of mitigation is dollar call and put option contracts, protecting expected flows for a horizon of up to 18 months.

As of March 31, 2026, Braskem had a total outstanding amount of operations (notional) purchased in puts of US$306.6 million, at an average exercise price of R$/US$5.29. Concomitantly, the Company also had a total open amount of operations (notional) sold in calls of US$202.2 million, at an average exercise price of R$/US$8.02. The contracted operations have a maximum maturity of 18 months. The fair value marking of these Zero Cost Collar ("ZCC") operations was positive at R$47.9 million at the end of 1Q26.

As a result of the volatility of the dollar in the period, there was an exercise of options, with a positive cash effect in the amount of R$5.60 million at the end of 1Q26.

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4.6	NET INCOME (LOSS)

In 1Q26, the Company recorded a net income attributable to shareholders of US$275 million (R$1.4 billion), higher than in 4Q25 mainly due to (i) the higher profit before income tax associated with the positive exchange rate variation of US$546 million (R$2.9 billion), explained above; and (ii) the write-off of deferred tax assets, with no effect on the Company's liquidity, with a net impact on the result of approximately US$1.4 billion (R$7.7 billion) in income tax and social contribution realized in 4Q25.

4.7	INVESTMENTS
4.7.1	BRASKEM INVESTMENTS

The investment expected to be made throughout 2026 by Braskem (ex-Braskem Idesa and Ex-REIQ Investimentos) is US$465 million (R$2.6 billion).

At the end of 1Q26, Braskem (formerly Braskem Idesa and REIQ Investimentos) made investments in the amount of approximately US$76 million (R$400 million).

•	Operational Investment in 1Q26: mainly refer to (i) expenses related to the general shutdown of scheduled maintenance at the petrochemical plant in Rio Grande do Sul and at the aromatics production unit in Bahia; (ii) acquisition of spare parts for operational continuity; (iii) logistics efficiency project in one of the plants in the United States; and (iv) expenses related to a general scheduled maintenance shutdown at one of the plants in the United States.

•	REIQ Investments: At the end of 1Q26, the Company recorded around R$68 million (US$13 million) in net tax credits through REIQ Investimentos. This amount is mainly related to investments for the implementation of the Transforma Rio project, in technology for efficiency in the resin chain and in the adaptation of the process for the industrial production of new copolymer grades.

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4.7.2	BRASKEM IDESA INVESTMENTS

The investments planned for 2026 by Braskem Idesa total US$42 million (R$234 million), directed to operational investments in the maintenance and operation of the petrochemical complex.

•	Operational Investments in 1Q26: major operational investments were related to asset reliability and integrity initiatives and investments in health, safety and environment of approximately $3 million.

Ethane Import Terminal: in May 2025, the construction project of the ethane import terminal in Mexico was completed, through the subsidiary Terminal Química Puerto México ("TQPM"), a joint venture between Braskem Idesa and Advario, with a 50% stake for each shareholder. The project financing taken by TQPM for the construction of the ethane import terminal in Mexico is also guaranteed by an equity support agreement provided by the Braskem that, as of the end of March 2026, covers 50% of the financing balance of TQPM, with the remaining 50% guaranteed by the other TQPM shareholder until the project perfection collateral date (which includes the authorization from the local energy regulator – CRE/CNE – to pledge certain assets of TQPM to the syndicated lenders). After reaching such milestone, Braskem is committed to provide support covering 100% of the monthly payments for the offtake agreement entered by Braskem Idesa and TQPM up to the outstanding amount of TQPM financing.

The terminal has the capacity to import up to 80 thousand barrels of ethane/day, which is equivalent to 120% of Braskem Idesa's ethane requirement to operate at its maximum capacity. The connection between the terminal and the Mexico Petrochemical Complex is carried out through pipelines, and the terminal has 2 tanks with a storage capacity of approximately 50 thousand m³ of ethane each, which is equivalent to approximately 12 days of inventory.

The terminal entered commissioning in September 2025 and started supplying ethane to Braskem Idesa, reducing imports through the Fast Track solution and dependence on ethane supplied by PEMEX, which in 2025 was below the contractual minimum of 30,000 barrels per day.

In addition, according to amendments signed in 2021 and 2025, since February 2026, PEMEX's contractual commitment to supply ethane of 30,000 barrels per day has ended. Since then, a preemptive right was established for Braskem Idesa to acquire all the ethane that PEMEX has available and not consume it in its own production process until 2045, priced according to international references.

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4.8	CASH GENERATION
4.8.1	BRASKEM CASH GENERATION

In 1Q26, Braskem posted operating cash consumption of R$3.2 billion, mainly due to the negative variation in working capital, mainly explained (i) by the reduction in the availability of certain payment agreements with financial institutions and suppliers; and (ii) by the inventories replenishment in view of the optimization carried out during 4Q25.

Recurring cash consumption was around R$4.6 billion, mainly explained by the interest payments on debt securities issued in the international market, which are concentrated in the 1st and 3rd quarters of any year.

Considering the disbursements related to the geological event in Alagoas, the Company presented a cash consumption of R$5.1 billion in 1Q26.

In addition, the use of cash and cash equivalents at the end of 1Q26 was R$5.8 billion, mainly due to the exchange rate variation of the cash of subsidiaries abroad, mainly impacted by the appreciation of the final real against the dollar of approximately 5%.

Cash Flow Generation R$ million	1Q26 (A)	4Q25 (B)	1Q25 (C)	Chg. (A)/(B)	Chg. (A)/(C)
Recurring EBITDA	1,006	589	1,321	71%	-24%
Changes in Working Capital[1]	(3,523)	(5)	(1,751)	n.a.	101%
Operational CAPEX	(606)	(439)	(503)	38%	20%
Strategic Investments[2]	(46)	(74)	(3)	-38%	n.a.
Cash Generated (used) in operating activities	**(3,169)**	**71**	**(936)**	**n.a.**	**239%**
Interest Paid	(1,157)	(650)	(1,535)	78%	-25%
Income tax and social contribution paid	38	(82)	(21)	n.a.	n.a.
Proceeds from the sale of investments	-	-	77	n.a.	-100%
Others[3]	(265)	(95)	0	179%	n.a.
Recurring Cash Generated (used)	**(4,553)**	**(756)**	**(2,416)**	**502%**	**88%**
Geological Event in Alagoas[4]	(486)	(357)	(286)	36%	70%
Dividends	-	-	(0)	n.a.	-100%
Leniency Agreement	(42)	-	(35)	n.a.	21%
Cash generated (used in) before debt	**(5,081)**	**(1,113)**	**(2,737)**	**357%**	**86%**
TQPM Investments	(3)	(11)	(146)	-76%	-98%
Short and long-term debt Issued/Payments	(163)	5,332	27	n.a.	n.a.
Exchange variation on cash of foreign subsidiaries	(291)	218	(570)	n.a.	-49%
Reversal Financial investments (includes LFT's and LF's)	(85)	(392)	(24)	-78%	251%
Lease	(204)	(196)	(223)	4%	-9%
Proceeds from non-controlling capital contributions	4	-	5	n.a.	-15%
Increase (Decrease) in cash and cash equivalents	**(5,823)**	**3,839**	**(3,669)**	**n.a.**	**59%**

[1]Adjusted to: (i) exclude the effects of reclassifications between Financial Investments (includes LFT's and LF's) and Cash and Cash Equivalents lines in the amount of R$85 million in 1Q26; and (iii) include adjustments to eliminate effects with no cash impact on Net Profit in the amount of R$786 million in 1Q26.

[2]It considerS the strategic investments related to the ethane import terminal, which were made by TQPM untill 4Q25 by using the resources obtained through financing.

[3]Includes, mainly funds received in the sale of assets, additions to investment in subsidiaries and other monetizations.

[4]Considers the disbursments related to Alagoas which were made through payments which impacted the provision and other accounts payable.

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4.8.2	BRASKEM IDESA CASH GENERATION

Cash Flow Generation	1Q26	4Q25	1Q25	Chg.	Chg.
R$ million	(A)	(B)	(C)	(A)/(B)	(A)/(C)
Recurring EBITDA	(78)	62	219	n.a.	n.a.
Operational Capex	(17)	(13)	(113)	31%	-85%
Changes in Working Capital	193	(205)	80	n.a.	141%
Operational Cash Generation	98	(156)	186	n.a.	-48%
Interest paid	(59)	(97)	(255)	-39%	-77%
Cash Generation	39	(253)	(69)	n.a.	n.a.
Strategic Investments	(3)	(11)	(146)	-76%	-98%
Cash Generation after Strategic Investments	36	(264)	(215)	n.a.	n.a.

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4.9	DEBT MATURITY PROFILE AND RATING
4.9.1	BRASKEM DEBT MATURITY PROFILE

As of March 31, 2026, the corporate gross debt balance was US$9.4 billion, considering the withdrawal of the stand-by credit facility made in October 2025. At the end of the period, corporate debt in foreign currency represented 91% of the Company's total debt.

The average term of corporate debt was around 7.4 years in March 2026, and the weighted average cost of the Company's corporate debt was +6.34% p.a.

The Company ended the quarter with an adjusted net debt balance of US$8.5 billion, an increase of 13% compared to the previous quarter. The Company's corporate leverage ended the quarter at 16.81x.

Debt	mar/26	dec/25	mar/25	Chg.	Chg.
US$ million	(A)	(B)	(C)	(A)/(B)	(A)/(C)
Consolidated Gross Debt	12,046	12,018	11,086	0%	9%
denominated in R$	824	762	746	8%	10%
denominated in US$	11,223	11,256	10,339	0%	9%
(-) Debt - Braskem Idesa and TQPM	2,646	2,600	2,528	2%	5%
denominated in US$	2,646	2,600	2,528	2%	5%
(+) Financing Derivatives	13	11	2	23%	n.a.
denominated in US$	13	11	2	23%	n.a.
(=) Gross Debt (Ex-Braskem Idesa and TQPM)	9,414	9,429	8,559	0%	10%
denominated in R$	824	762	746	8%	10%
denominated in US$	8,590	8,666	7,813	-1%	10%
Cash and Cash Equivalents Consolidated	1,158	2,157	2,277	-46%	-49%
denominated in R$	331	508	792	-35%	-58%
denominated in US$	828	1,649	1,485	-50%	-44%
(-) Cash and Cash Equivalents - Braskem Idesa e TQPM	44	42	266	4%	-83%
denominated in US$	44	42	266	4%	-83%
(-) Exclusive Cash to Alagoas	32	25	19	28%	65%
denominated in R$	32	25	19	28%	65%
(-) Reserve Accounts¹	28	22	-	26%	n.a.
denominated in R$	28	22	-	26%	n.a.
(-) Cash and Cash Equivalents (Ex-Braskem Idesa, TQPM and Alagoas)	1,055	2,067	1,992	-49%	-47%
denominated in R$	271	460	773	-41%	-65%
denominated in US$	784	1,607	1,219	-51%	-36%
(=) Net Debt	8,359	7,362	6,568	14%	27%
denominated in R$	553	302	(26)	83%	n.a.
denominated in US$	7,806	7,060	6,594	11%	18%
(+) Global Agreement	124	122	107	2%	16%
denominated in R$	124	122	107	2%	16%
denominated in US$	-	-	-	n.a.	n.a.
(=) Adjusted Net Debt	8,483	7,484	6,675	13%	27%

Recurring EBITDA (UDM)	505	508	836	-1%	-40%

Adjusted Net Debt/Recurring EBITDA (LTM)	16,81x	14,74x	7,98x	14%	110%

¹ Regarding reserve accounts linked to the fulfilment of contractual obligations.

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4.9.2	BRASKEM RATING

CORPORATE CREDIT RATING – GLOBAL SCALE
Agency	Rating	Outlook	Date
FITCH	CC	-	12/30/2025
S&P	CCC-	Negative	9/26/2025

CORPORATE CREDIT RATING – NATIONAL SCALE
Agency	Rating	Outlook	Date
FITCH	CC (bra)	-	12/30/2025
S&P	brCCC-	Negative	9/26/2025

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4.9.3	BRASKEM IDESA DEBT MATURITY PROFILE

As of March 31, 2026, the average debt maturity was around 4.4 years. Braskem Idesa's weighted average cost of debt was an exchange rate variation of +7.5% p.a.

In September 2025, the Company announced that Braskem Idesa hired advisors to support them in evaluating a wide range of economic and financial options in order to review its current capital structure. This decision reflects Braskem Idesa's continued efforts to preserve its liquidity and improve its results overall, considering the current scenario of macroeconomic uncertainties, price volatility of its commodities, higher input costs and weaker than initially expected demand.

In October 2025, Braskem Idesa made withdrawals totaling R$188 million (US$34 million) in a credit line contracted with Banco Inbursa, whose total available limit is R$468 million (US$85 million). This credit line matures in December 2026.

In November 2025, the Company announced that Braskem Idesa announced the non-payment of interest scheduled for November 18 on its senior secured notes due 2029.

In December 2025, Braskem Idesa provided certain holders of the 2029 and 2032 bonds with non-public information in the context of the possible reorganization of its capital structure. Under the terms of the confidentiality agreements signed, such material information was subsequently disclosed to the market, including the discussion materials and the proposals presented by Braskem Idesa and the investors. The parties did not reach a consensus and none of the proposals were accepted.

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In February 2026, the Company announced that Braskem Idesa announced the non-payment of interest scheduled for February 20, 2026 on its senior secured notes due 2032.

Braskem Idesa has been holding negotiations with the group of holders of the 2029 and 2032 bonds, with a view to reorganizing its capital structure via judicial measures (e.g. Chapter 11 in US law), with potential impacts for Braskem and Braskem Idesa's shareholding control.

4.9.4	BRASKEM IDESA RATING

CORPORATE CREDIT RATING - BRASKEM IDESA
Agency	Rating	Outlook	Date
FITCH	RD	-	26/11/2025
S&P	D	-	20/11/2025

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5.	CAPITAL MARKETS
5.1	STOCK PERFORMANCE

As of March 31, 2026, Braskem's shares were quoted at R$9.40/share (BRKM5) and US$3.66/ADR (BAK). The Company's shares are part of Level 1 of corporate governance of B3 – Brasil, Bolsa e Balcão and are traded on the New York Stock Exchange (NYSE), through Level 2 ADRs (American Depositary Receipts), and each Braskem ADR (BAK) corresponds to two class "A" preferred shares issued by the Company, and on the Latibex Stock Exchange, in Madrid, under the ticker XBRK.

In May, Braskem rejoined the ISE B3 (Corporate Sustainability Index), becoming part of the index’s 2026 portfolio and reinforcing its commitment to sustainability and ESG practices (Environmental, Social and Governance). The ISE brings together companies listed on the Brazilian stock exchange that are recognized for their sustainable management and long-term value creation.

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5.2	PERFORMANCE OF CORPORATE DEBT SECURITIES
5.2.1	PERFORMANCE OF CORPORATE DEBT SECURITIES BRASKEM

Bond	Outstanding (US$ Millon)	Maturity	Coupon	1Q26	4Q25	1Q25	Var.	Var.	Var.
			(A)	(B)	(C)	(D)	(B) - (A)	(C) - (A)	(D) - (A)
Braskem '28	1,250	Jan/28	4.500%	53.35%	56.88%	7.15%	+4885 bps	+5238 bps	+265 bps
Braskem '30	1,500	Jan/30	4.500%	28.13%	33.03%	8.20%	+2363 bps	+2853 bps	+370 bps
Braskem '31	850	Jan/31	8.500%	30.02%	35.44%	8.45%	+2152 bps	+2694 bps	-5 bps
Braskem '33	1,000	Feb/33	7.250%	23.49%	27.32%	8.57%	+1624 bps	+2007 bps	+132 bps
Braskem '34	850	Oct/34	8.000%	22.55%	26.13%	8.71%	+1455 bps	+1813 bps	+71 bps
Braskem '41	587	Jul/41	7.125%	17.90%	21.98%	9.09%	+1078 bps	+1486 bps	+196 bps
Braskem '50	750	Jan/50	5.875%	14.76%	17.83%	9.07%	+889 bps	+1195 bps	+319 bps
Braskem Hybrid	231	Jan/81	12.004%	47.24%	78.30%	11.94%	+3524 bps	+6630 bps	-7 bps

5.2.2	PERFORMANCE OF CORPORATE DEBT SECURITIES BRASKEM IDESA

Bond	Outstanding (US$ Millon)	Maturity	Coupon	1Q26	4Q25	1Q25	Var.	Var.	Var.
			(A)	(B)	(C)	(D)	(B) - (A)	(C) - (A)	(D) - (A)
Braskem Idesa '29	900	Nov/29	7.450%	24.63%	23.42%	13.14%	+1718 bps	+1597 bps	+569 bps
Braskem Idesa '32	1,200	Feb/32	6.990%	17.59%	18.37%	12.59%	+1060 bps	+1138 bps	+560 bps

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6.	LIST OF ANNEXES
6.1	SALES BY SECTOR

Resins sales by sector (%) | Brazil/South America segment

Resin sales by sector (%) | Mexico segment

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6.2	OPENING OF THE COGS BY SEGMENT

Opening of the COGS (%) | Brazil/South America Segment

Opening of the COGS (%) | United States & Europe Segment

Opening of the COGS (%) | Mexico Segment

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6.3	UPDATE ABOUT ALAGOAS

In May 2019, the Geological Survey of Brazil (“CPRM”) issued a report, indicating that the geological phenomenon identified in certain neighborhoods of the municipality of Maceió, Alagoas, could be related to the rock salt well exploration activities developed by Braskem. The salt mining operation, from this moment on, was fully ended by the Company.

Since then, the Company has been devoting its best efforts to understand the geological event, its possible effects on surfaces, stability of rock salt cavities and in carrying out precautionary measures to ensure public safety. The results arising from the understanding of the geological event are being shared with the Brazilian National Mining Agency (“ANM”) and other pertinent authorities.

As a result of the geological phenomenon, negotiations were conducted with public and regulatory authorities that resulted in the Agreements executed, including the following agreements:

i)	Agreement to Support the Relocation of People in Risk Areas (“Agreement for Compensation of Residents"), entered into with State Prosecution Office (“MPE”), the State Public Defender’s Office (“DPE”), the Federal Prosecution Office (“MPF”) and the Federal Public Defender’s Office (“DPU”), which was ratified by the court on January 3, 2020, adjusted by its resolutions and subsequent amendments, which establish cooperative actions for relocating residents from risk areas, defined in the Map of Sectors of Damages and Priority Action Lines by the Civil Defense of Maceió (“Civil Defense Map”), with the second amendment to the Agreement being related to the map issued in December 2020 (version 4), and guaranteed their safety, which provides support, under the Financial Compensation and Support for Relocation Program (“PCF”) implemented by Braskem to the population in the areas of the Civil Defense Map. Following ratification by the courts of the Agreement for Compensation of Residents, the Public-Interest Civil Action for Resident Reparation was dismissed;

ii)	Agreement to Dismiss the Public-Interest Civil Action on Socio-Environmental Reparation (“ACP Socio-Environmental Reparation”) and the Agreement to define the measures to be adopted regarding the preliminary injunctions of the Public-Interest Civil Action on Socio-Environmental Reparation (jointly referred to as “Agreement for Socio-Environmental Reparation”), signed with the MPF with the MPE as the intervening party, on December 30, 2020, in which the Company mainly undertook to: (i) adopt measures to stabilize and monitor the subsidence phenomenon arising from salt mining; (ii) repair, mitigate or compensate possible environmental impacts and damages arising from salt mining in the Municipality of Maceió; and (iii) repair, mitigate or compensate possible social and urban impacts and damages arising from salt mining in the Municipality of Maceió. Following ratification by the courts of this agreement, the Public-Interest Civil Action for Socio-environmental Reparation was dismissed;

iii)	Agreement for Implementation of Social and Economic measures for Requalification of the Flexal Area (“Flexal Agreement”), entered into with MPF, MPE, DPU and the Municipality of Maceió and ratified on October 26, 2022, which establishes the actions to requalify the Flexal region, payment of compensation to the Municipality of Maceió and indemnifications to residents in the region;

iv)	Global Agreement with the Municipality of Maceió (“Global Agreement”) ratified on July 21, 2023, which establishes, among other things: (a) payment of R$1.7 billion as indemnity, compensation and full reimbursement for any property and non-property damages caused to the Municipality of Maceió; and (b) adherence of the Municipality of Maceió to the terms of the Socio-environmental Agreement, including the Social Actions Plan (“PAS”); and
v)	Instrument of Agreement with the State of Alagoas (“State Agreement”), executed on November 10, 2025, which provides, among other terms: (a) a total amount of R$1.2 billion as compensation, indemnification, and/or reimbursement to the State of Alagoas for the full reparation of all material and non-material damages suffered by the State; (b) grants the Company a full release from any liability for damages arising from and/or related to the geological event in Alagoas, including the dismissal of the State of Alagoas’ Action for Damages. Of the total R$1.2 billion established in the agreement, R$139 million (adjusted to current value) have already been paid. The outstanding balance will be paid in 10 variable annual installments, which will be adjusted mainly after 2030, taking into account the Company's ability to pay.

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The Management of Braskem, based on its assessment and that of its external advisors, considering the measures recommended on technical studies in the short and long-term and the existing information and refined estimates of expenses for implementing several measures connected with the geological event in Alagoas, presents the following changes in the period:

Balance of the Alagoas geological event’s provision (R$ million)	1Q26	4Q25	2025
Balance at the beginning of the period	3,503	3,784	5,570
Provision Additions (Reversal)[2]	88	(51)	320
Payments and Reclassifications[3]	(278)	(318)	(2,594)
Realization of present value adjustment	54	88	207
Balance at the end of the period	3,367	3,503	3,503

The total amounts disbursed, from the beginning of the actions related to the geological event in Alagoas until the period ended on March 31, 2026, are segregated among the following fronts of action:

Provision by work front (R$ million)	Accumulated provision	Payments and reclassifications	Realization of present value adjustment	Provision balance
a. Support for relocating and compensating	5,066	(5,066)	140	141
b. Actions for closing and monitoring the salt cavities, environmental actions and other technical matters	5,270	(3,979)	366	1,657
c. Social and urban measures	1,909	(1,347)	217	779
d. Additional measures	5,851	(5,212)*	151	790
Total	18,096	(15,603)	874	3,367

*Includes the Global Agreement with the Municipality of Maceió.

a)	Support for relocation and compensation: Refers to actions to support for relocating and compensating for the residents, business and real state owners of properties located in the Civil Defense Map, including compensation that requires special relocation measures, such as hospitals, schools, and public facilities, whether they belong to private or public entities.

This action has a provision of R$141 million that comprises expenses related to relocation actions, such as relocation allowance, rent allowance, household goods transportation, negotiation of individual agreements for financial compensation and indemnities related to establishments that require special measures for their relocation.

[2] The variation in the provision in the period ended March 31, 2026 mainly refers to (i) the updated cost estimates for the action fronts in Alagoas, and (ii) the update of the present value adjustment due to the remeasurement of the discount rate and the revised estimate of disbursements over the years.

[3] Of the amount at the end of 1Q26, R$130 million refer to payments made and reclassifications of R$148 million to the Other obligations group, which totals a balance of R$1,209 million related to accounts payable from the geological event in Alagoas.

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By March 31, 2026, 99.9% of the residents of the total residential, commercial and mixed properties had already been relocated. 19,204 proposals were submitted (99.9% of the total entered). In addition, 19,136 proposals for financial compensation were accepted (99.6% of the total entered) and 19,124 (99.6% of the total entered) were paid. Under the Financial Compensation and Relocation Support Program (PCF), more than R$4.2 billion were disbursed, as financial compensation, temporary aid and legal fees, from the beginning of the program until the end of March 2026.

b)	Actions for closing and monitoring the salt cavities, environmental actions and other technical matters: Based on the findings of sonar and technical studies, stabilization and monitoring actions were defined for all 35 existing salt mining areas. The closure plan of 35 mining areas is currently divided as follows:
i)	18 cavities are expected to be filled with solid material with priority. To date, 6 cavities have been filled with sand (cavities 04, 07, 11, 17, 19 and 25), 4 cavities have reached the technical filling limit (cavities 03, 15, 16 and 27), 2 cavities are currently being evaluated to confirm whether the technical limit has been reached (cavities 20/21), 4 cavities are in the filling process (cavities 09/12, 22/23), and 2 cavities (cavities 29 and 34) are in the preparation and planning phase;
ii)	6 cavities were naturally filled and, therefore, do not indicate, at this moment, the need for additional measures;
iii)	11 cavities remain within the salt layer and suitable for pressurization. By the end of 2024, the Company based on the technical note issued by expert consultancy, considered the recommendation of filling these pressurized cavities with solid material, in the long term, over the course of several years to decades, and after the completion of the current filling plan, with the purpose of achieving a maintenance-free state for the 35 cavities, suitable for the final closure of the field.

Note that any need for additional actions is assessed on an ongoing basis by the Company and are based on technical studies prepared by external specialists, whose recommendations may be updated periodically according to the changes in the geological event and knowledge obtained, being submitted to competent authorities and following the execution timeframe agreed under the mine closure plan, which is public and regularly revaluated with ANM. Subsidence is a dynamic process occurring in the area outlined by the priority action lines map and should continue to be monitored during and after the actions envisaged in the closure plan. The results of the monitoring activities will be important to assess the need for potential future actions, with a focus on security and monitoring of stability in the region. Any potential future actions may result in significant additional costs and expenses that may differ from current estimates and provisions.

The provisioned amount of R$1,657 million to implement actions for closing and monitoring the salt cavities, environmental actions and other technical matters was calculated based on currently known techniques and the solutions planned for the current conditions of the cavities, including expenses with technical studies and monitoring, as well as environmental actions already identified. The provision amount may be changed based on new information, such as: results of the monitoring of the cavities, progress of implementing the plans to close mining areas, possible changes to be made to the environmental plan, monitoring of the ongoing measures and other possible natural alterations.

Regarding environmental actions, in compliance with the Agreement for Socio-environmental Reparation, Braskem continues implementing the actions established in the environmental plan approved by the MPF and sharing the results of its actions with the authorities. As one of the results of the collapse of cavity 18 in December 2023, as agreed in the Socio-Environmental Reparation Agreement, the specific Environmental Diagnosis and Environmental Plan to evaluate potential impacts caused by the collapse of said cavity, conducted by specialized firm, was completed. The action plan resulting from this study is still in progress. The document was acknowledged by the MPF in February 2026, at which time the ministerial body also approved the extension of the deadline for updating the Environmental Diagnosis, as stipulated in the Agreement, to 2027.

34

c)	Social and urban measures: Refers to actions in compliance with social and urban measures, under the Agreement for Socio-environmental Reparation signed on December 30, 2020, for the adoption of actions and measures in vacated areas, urban mobility and social compensation actions, indemnification for social damages and collective pain and suffering and possible contingencies related to the actions in the vacated areas and urban mobility actions. To date, of the 11 projects defined for urban mobility, 6 have already been completed (Sistema Chã da Jaqueira, Ladeira Santa Amélia, Rua Marquês de Abrantes, the side road of Av. Menino Marcelo, the Binário da Ladeira do Calmon, and the Intelligent Traffic Signal and Video-Monitoring System, which is in assisted operation), 3 are in progress (side roads of Av. Durval de Goes Monteiro – Phase 2, the connection between Av. Durval de Goes and Av. Menino Marcelo, and the Camerino System – North Connection) and the remaining 2 are in the planning stage. Regarding actions in the vacated areas, the Mutange Slope Stabilization project has been completed. Other actions, such as construction of a drainage system in the affected area, are ongoing. Other activities related to demolitions had reached 64.9% of the total area to be demolished (76% in number of properties) by the end of March 2026. In addition, the Company maintains neighborhood-care actions, including property security, waste management, and pest control. Regarding the Social and Urban Action Plan ("PAS"), of the 44 planned actions, which may be changed in accordance with the authorities, 35 are under Braskem's responsibility (4 are completed and 7 are under implementation) and 9 are under of the responsibility of Municipality of Maceió, funded by the Company. The balance of the provision is R$779 million.
d)	Additional measures: Refers to actions related to: (i) actions related to the Technical Cooperation Instruments signed by the Company; (ii) expenses related to communication, compliance, legal, among others; (iii) additional measures to support the region and maintenance of the areas, including requalification and indemnity actions for the Flexais region; and (iv) other matters classified as present obligations for the Company, even if not formalized. With regard to the Flexais Urban Integration and Development Project, the progress in the process of payment of compensation to residents (Financial Support Program - PAF) stands out, in which, as of March 31, 2026, 1,841 proposals had been submitted (99.9% of the total) and 1,836 payments had already been completed (99.7% of the proposals). The objective of the project is to promote access to essential public services and encourage the local economy of the Flexais, aiming to solve the socioeconomic isolation of the region, and of the 23 actions established in the project, 14 are implemented (6 of continuous implementation and 8 fully completed), 08 are in execution and 01 is planned to start in the coming months. The current balance of the additional measures described in this item totals R$790 million.

The provisions of the Company are based on current estimates and assumptions and may be updated in the future due to new facts and circumstances, including, but not limited to: changes in the execution time, scope and method and the success of action plans; new repercussions or developments arising from the geological event, including possible revision of the Civil Defense Map; studies that indicate recommendations from specialists, including the Technical Monitoring Committee, according to Agreement for Compensation of Residents, and other new developments in the matter.

The actions to repair, mitigate or compensate potential environmental impacts and damages, as provided for in the Socio-environmental Reparation Agreement, are in progress and eventually new measures may be necessary and will be consolidated as part of the measures for a Plan to Recover Degraded Areas (“PRAD”).

The Company has been making progress in negotiations with private and public entities about other indemnification requests to understand them better, which may lead to future agreements. Although future disbursements may occur as a result of said negotiations, as of the reporting date, the Company is unable to predict the results and timeframe for concluding these negotiations or its possible scope and the total associated costs in addition to those already provisioned for.

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On May 21, 2024, the final report of the Parliamentary Investigative Committee ("CPI"), set up by the Senate on December 13, 2023, was approved, with the purpose of investigating the effects of the Company's socio-environmental legal liability related to the geological event in Alagoas. On this date, the aforementioned CPI was declared closed, with the subsequent submission of the final report to the appropriate institutions.

There are also administrative proceedings related to the geological event in Alagoas in progress before the Federal Accounting Court ("TCU") and the Securities and Exchange Commission of Brazil ("CVM"). The Company has been monitoring the matters and their developments.

In October 2025, the MPF filed charges based on the final report of the Federal Police from October 2024. The Company reiterates that it has always been at the disposal of authorities and will present its statement at the appropriate time in the legal proceedings.

Additionally, it is not possible to anticipate all new claims related to damage or other nature, that may be brought by individuals or groups, including public or private entities, that understand they suffered impacts and/or damages somehow related to the geological phenomenon and the relocation of people from risk areas, as well as new notices of violation or administrative penalties of diverse natures. Braskem continues to face and could still face administrative procedures and various lawsuits filed by individuals or legal entities not included in the PCF or that disagree with the financial compensation offer for individual settlement, as well as new collective actions and new lawsuits filed by public utility concessionaires, entities of the direct or indirect administration of the State, Municipalities or Federal level. Therefore, the number of such actions, their nature or the amounts involved cannot be estimated at this moment.

Consequently, the Company cannot eliminate the possibility of future developments related to all aspects of the geological event in Alagoas, the relocation process and actions in vacated and adjacent areas, so the expenses to be incurred may significantly differ from its estimates and provisions.

For more information, please see note 23 ("Geological event – Alagoas") of the Financial Statements, consolidated and individual, as of March 31, 2026.

36

6.4	CONSOLIDATED INCOME STATEMENT

6.5	CONSOLIDATED RECURRING EBITDA CALCULATION

6.6	CONSOLIDATED RECURRING EBITDA CALCULATION

37

6.7	INDICATORS

Indicators US$ million	1Q26 (A)	4Q25 (B)	1Q25 (C)	Chg. (A)/(B)	Chg. (A)/(C)
Operating					
Recurring EBITDA	192	109	224	76%	-14%
EBITDA Margin[1]	7%	4%	7%	*4 p.p.*	*1 p.p.*
SG&A/Net Revenue (%)	9%	8%	7%	*1 p.p.*	*2 p.p.*
Financial[2]					
Adjusted Net Debt	**8,483**	**7,484**	**6,675**	**13%**	**27%**
Adjusted Net Debt/Recuring EBITDA (LTM)[3]	**16.81x**	**14.74x**	**7.98x**	**14%**	**110%**
Recurring EBITDA (LTM)/Interest Paid (LTM)	0.87	0.87	1.54	0%	-43%
Company Valuation					
Share Price (Final)[4]	1.8	1.4	1.9	26%	-6%
Shares Outstanding (Million)[5]	797	797	797	0%	0%
Market Cap	1,436	1,143	1,527	26%	-6%
Adjusted Net Debt	10,435	9,402	8,371	11%	25%
Braskem	8,483	7,484	6,675	13%	27%
Braskem Idesa (75%)	**1,952**	**1,918**	**1,697**	**2%**	**15%**
Enterprise Value (EV)[6]	12,748	11,440	10,858	11%	17%
Recurring EBITDA LTM	**570**	**589**	**1,036**	**-3%**	**-45%**
Braskem	505	508	836	-1%	-40%
Braskem Idesa (75%)	65	82	200	-20%	-67%
EV/Recurring EBITDA LTM	**22.4x**	**19.4x**	**10.5x**	15%	113%
FCF Yield (%)	-125%	-114%	-60%	*-12 p.p.*	*-65 p.p.*
TSR (%)[7]	26%	16%	2%	*10 p.p.*	*23 p.p.*

[1]It considers the Recurring EBITDA in relation to net revenue
[2]Does not consider Net Debt, Recurring EBITDA and Interest Paid of Braskem Idesa
[3]For leverage purposes, the rating agencies Standard & Poor's and Fitch Rating consider the hybrid bond with a 50% equity treatment
[4]Considers the final share price adjusted for earnings
[5]Does not consider shares held by treasury
[6]It considers the provision related to the geological event of Alagoas
[7]It considers TSR from the quarter

38

6.8	CONSOLIDATED BALANCE SHEET

ASSETS (R$ million)	Mar/26 (A)	Dec/25 (A)	Change (A)/(B)
Current	**26,191**	**30,448**	**-14%**
Cash and Cash Equivalents	4,678	10,501	-55%
Marketable Securities/Held for Trading	1,368	1,336	2%
Accounts Receivable	3,928	3,455	14%
Inventories	11,273	10,421	8%
Recoverable Taxes	2,451	2,703	-9%
Prepaid expenses	482	496	-3%
Derivatives	329	365	-10%
Other Assets	1,682	1,171	44%
Non Current	**49,679**	**51,431**	**-3%**
Marketable Securities/ Held-to-Maturity	-	29	-100%
Taxes recoverable	3,561	3,562	0%
Income Tax and Social Contribution	218	225	-3%
Deferred Income Tax and Social Contribution	1,701	1,557	9%
Derivatives	462	501	-8%
Other Assets	594	537	11%
Investments	544	494	10%
Property, Plant and Equipament	36,021	37,579	-4%
Intangible Assets	3,002	3,063	-2%
Assets right of usage	3,576	3,884	-8%
Total Assets	**75,870**	**81,879**	**-7%**

LIABILITIES AND SHAREHOLDERS' EQUITY (R$ million)	Mar/26 (A)	Dec/25 (A)	Change (A)/(B)
Current	**36,909**	**40,218**	-8%
Suppliers	11,251	13,177	-15%
Financing and Debentures	7,643	8,268	-8%
Braskem Idesa Financing	12,118	12,504	-3%
Derivatives	267	331	-19%
Salary and Payroll Charges	1,009	810	25%
Taxes Payable	547	475	15%
Income Tax and Social Contribution	3	3	0%
Sundry Provisions	672	711	-5%
Other payables	1,438	1,930	-25%
Provision - geological event in Alagoas	1,092	1,107	-1%
Lease	869	902	-4%
Non Current	**55,194**	**58,163**	**-5%**
Financing and Debentures	41,421	43,553	-5%
Braskem Idesa Financing	1,694	1,803	-6%
Derivatives	431	497	-13%
Taxes Payable	63	62	n.a.
Provision - geological event in Alagoas	2,275	2,396	-5%
Loan to non-controlling shareholders of Braskem Idesa	1,008	1,037	-3%
Deferred Income Tax and Social Contribution	1,422	1,469	-3%
Post-employment Benefit	493	506	-3%
Legal provisions	927	922	1%
Sundry Provisions	1,156	1,213	-5%
Other payables	1,409	1,456	-3%
Lease	2,895	3,249	-11%
Shareholders' Equity	**(16,233)**	**(16,502)**	**-2%**
Capital	8,043	8,043	0%
Capital Reserve and treasury shares	15	11	36%
Profit Reserves	-	-	n.a.
Goodwill on acquisition of subsidiary under common control	(488)	(488)	0%
Other results	(850)	189	n.a.
Retained Earnings (Accumulated Losses)	(22,456)	(23,902)	-6%
Company's Shareholders	**(15,736)**	**(16,147)**	**-3%**
Noncontrolling Shareholder Interest in Subsidiaries	(497)	(355)	40%
Total Liabilities and Shareholders' Equity	**75,870**	**81,879**	**-7%**

39

6.9	CONSOLIDATED CASH FLOW

Consolidated Cash Flow R$ million	1Q26 (A)	4Q25 (B)	1Q25 (C)	Change (A)/(B)	Change (A)/(C)
Profit (Loss) Before Income Tax and Social Contribution	**953**	**(539)**	**817**	***n.a.***	***17%***
Adjust for Result Restatement					
Depreciation and Amortization	1,173	1,159	1,191	*1%*	*-1%*
Equity Result	114	(19)	7	*n.a.*	*n.a.*
Interest, Monetary and Exchange Variation, Net	(2,034)	1,965	(1,213)	*n.a.*	*68%*
Provisions, net	(66)	318	33	*n.a.*	*n.a.*
Industrial transformation in Alagoas	-	(2)	-	*n.a.*	*n.a.*
Provision of Geological Event in Alagoas	88	(81)	(51)	*n.a.*	*n.a.*
Ganho na alienação do controle da Cetrel	-	(99)	(24)	*n.a.*	*n.a.*
Loss for impairment of trade accounts receivable and others from clients	(1)	(5)	2	*-83%*	*n.a.*
PIS and COFINS credits - exclusion of ICMS from the calculation base	-	(3,532)	-	*n.a.*	*n.a.*
Impairment Braskem Idesa	-	1,446	-	*n.a.*	*n.a.*
Provision for impairment and loss on sale of property, plant and equipment	(7)	6	125	*n.a.*	*n.a.*
Cash Generation before Working Capital	**220**	**617**	**887**	***-64%***	***-75%***
Operating Working Capital Variation					
Financial investments	86	(472)	78	*n.a.*	*9%*
Account Receivable from Clients	(560)	(296)	(7)	*89%*	*n.a.*
Inventories	(1,002)	2,396	(985)	*n.a.*	*2%*
Recoverable Taxes	(122)	1,197	(446)	*n.a.*	*-73%*
Other Account Receivables	(594)	(342)	25	*74%*	*n.a.*
Suppliers	(1,171)	(1,648)	84	*-29%*	*n.a.*
Taxes Payable	500	(863)	578	*n.a.*	*-13%*
Leniency Agreement	(42)	-	(35)	*n.a.*	*21%*
Other Provisions	(81)	(89)	(4)	*-9%*	*n.a.*
Geological event in Alagoas	(278)	(313)	(468)	*-11%*	*-41%*
Other Account Payables	(85)	(352)	(483)	*-76%*	*-82%*
Operating Cash Flow	**(3,130)**	**(165)**	**(775)**	***n.a.***	***n.a.***
Interest Paid	(1,157)	(650)	(1,535)	*78%*	*-25%*
Income Tax and Social Contribution	38	(82)	(21)	*n.a.*	*n.a.*
Net Cash provided by operating activities	**(4,249)**	**(897)**	**(2,332)**	***n.a.***	***82%***
Proceeds from the sale of fixed and intangible assets	-	-	-	*n.a.*	*n.a.*
Proceeds from the sale of investments	-	-	77	*n.a.*	*n.a.*
Additions to investment in subsidiaries	(166)	-	-	*n.a.*	*n.a.*
Dividends received	-	23	0.0	*n.a.*	*n.a.*
Additions to Fixed and Intangible Assets	(655)	(523)	(653)	*25%*	*0%*
Adições ao direito de uso de ativo em construção	(19)	(39)	-	*-52%*	*n.a.*
Financial investments	(80)	(79)	-	*2%*	*n.a.*
Sale of investment fund units	-	-	-	*n.a.*	*n.a.*
Net cash used in Investing Activities	**(920)**	**(618)**	**(576)**	***49%***	***60%***
Obtained Borrowings	-	5,386	-	*n.a.*	*n.a.*
Payment of Borrowings	(136)	(197)	(215)	*-31%*	*-37%*
Braskem Idesa Debt				*n.a.*	
Obtained Borrowings	-	182	263	*n.a.*	*n.a.*
Payment of Borrowings	(27)	(38)	(20)	*-29%*	*33%*
Leasing	(204)	(196)	(223)	*4%*	*-9%*
Dividends	-	-	(0)	*n.a.*	*n.a.*
Loan to non-controlling shareholders of Braskem Idesa	-	-	-	*n.a.*	*n.a.*
Resoures from non-controlling capital contributions	4	-	5	*n.a.*	*-15%*
Proceeds from the sale of investments of non-controlling interest	-	-	-	*n.a.*	*n.a.*
Application of cash in financings	**(363)**	**5,136**	**(191)**	***n.a.***	***90%***
Exchange variation on cash of foreign subsidiaries	(291)	218	(570)	*n.a.*	*-49%*
(Decrease) Increase in Cash and Cash Equivalents	**(5,823)**	**3,839**	**(3,669)**	***n.a.***	***59%***
Represented by					
Cash and Cash Equivalents at The Beginning of The Period	10,501	6,663	14,986	*58%*	-30%
Cash and Cash Equivalents at The End of The Period	4,678	10,501	11,317	*-55%*	*-59%*
(Decrease) Increase in Cash and Cash Equivalents	**(5,823)**	**3,839**	**(3,669)**	***n.a.***	***59%***

40

6.10	BRASKEM IDESA INCOME STATEMENT

6.11	BRASKEM IDESA BALANCE SHEET

41

6.12	BRASKEM IDESA CASH FLOW

42

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2026

BRASKEM S.A.

By:	/s/ Felipe Montoro Jens

	Name:	Felipe Montoro Jens
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.